LOWENSTEIN SANDLER PC
                                Attorneys at Law



JEFFREY M. SHAPIRO                         Tel  973.597.2470   Fax  973.597.2471
Member of the Firm                                       jshapiro@lowenstein.com



June 14, 2006


VIA EDGAR AND FACSIMILE 202-772-9203

Michael Pressman, Esq.
Special Counsel, Office of Mergers
  And Acquisitions
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:    Delcath Systems, Inc. ("Delcath")
       PREC14A filed May 26, 2006
       Additional soliciting materials filed June 6, 2006
       Filed by Robert Ladd
       File No. 5-60851


Dear Mr. Pressman:

This letter is written in response to the staff's comment letter, dated June 13, 2006, with respect to the captioned filings. I have set forth the staff's comment followed by the response of Laddcap Value Partners LP ("Laddcap").

1. SEC Comment. Please be advised Rule 14a-12 was not adopted as a supplemental exemption to the application of the proxy rules, and parties relying upon Rule 14a-12 to make non-exempt communications must commit to filing and disseminating a proxy statement. See Interpretation I.D.3. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website, www.sec.gov. Please reply to this comment by affirmatively indicating Mr. Ladd's understanding the above rules and interpretation preclude him from making communications absent furnishing a proxy statement to the security holders solicited and confirming that Mr. Ladd will not conduct future solicitations in contravention of the aforementioned rules and interpretation.



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                                                                   June 14, 2006
Page 2




     Response. The staff's comment is acknowledged. Laddcap and Mr. Ladd understand that Rule 14a-12 precludes making non-exempt communications absent the filing and furnishing of a proxy statement to the security holders solicited. Laddcap and Mr. Ladd further confirm that they will not conduct future solicitations in contravention of the aforementioned rules and interpretations.

Should you have any questions with respect to the foregoing, please contact the undersigned or Robert G. Minion, Esq. (973) 597-2424 or Richard Bernstein, Esq.
(973) 422-6714 at your earliest convenience.


Sincerely,


/s/ Jeffrey M. Shapiro
-------------------------
    Jeffrey M. Shapiro




cc:   Mr. Robert Ladd
      Robert G. Minion, Esq.
      Richard Bernstein, Esq.